EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

for the three months ended March 31, 2005

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	March 31 2005 (Unaudited)	September 30 2004 (Audited)

	$	$
Assets

Current
Cash and Marketable Securities	272,000	275,000
Accounts Receivable	846,000	2,221,000
Inventories	—	1,648,000
Prepaid Expenses	27,000	128,000

	1,145,000	4,272,000

Capital Assets (note 2)	1,428,000	2,498,000
Long-term Investments	96,000	96,000
Other	—	182,000

	2,669,000	7,048,000

Liabilities and Shareholders’ Equity

Current
Bank Indebtedness	—	1,847,000
Accounts Payable and Accrued Liabilities	2,286,000	5,103,000
Deferred Revenue	423,000	333,000
Current Portion of Long-term Debt	265,000	500,000

	2,974,000	7,783,000

Long-term Debt	—	347,000

Non-Controlling Interest	(284,000)	(4,356,000)

Shareholders’ Equity
Share Capital	43,297,000	43,297,000
Retained Earnings (Deficit)	(43,318,000)	(40,023,000)

	(21,000)	3,274,000

	2,669,000	7,048,000

On Behalf of the Board:

“Gerry Racicot” —————————————————— Gerry Racicot	Director

“Jason Moretto” —————————————————— Jason Moretto	Director

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the three months ended March 31	2005	2005	2004	2004

	(Current Quarter) $	(Year-to-Date) $	(Current Quarter) $	(Year-to-Date) $
Sales	1,231,000	2,744,000	3,498,000	7,913,000

Cost of Sales	1,002,000	2,367,000	3,079,000	6,514,000

Gross Margin	229,000	377,000	419,000	1,399,000

Expenses
Selling, General and Administrative	335,000	1,036,000	1,616,000	3,106,000
Amortization of Capital Assets	63,000	136,000	177,000	264,000
Amortization of Goodwill and Other Assets	—	—	43,000	66,000
Interest and Bank Charges	31,000	80,000	129,000	259,000
Discontinued Operations (Net)	—	84,000	21,000	42,000

	429,000	1,336,000	1,986,000	3,737,000

Income (Loss) from Operations	(200,000)	(959,000)	(1,567,000)	(2,338,000)

Other Income	—	—	287,000	421,000

Income before Taxes	(200,000)	(959,000)	(1,280,000)	(1,917,000)

Provision for Income Taxes - Future	—	—	(122,000)	(141,000)

Income before Non-controlling Interest	(200,000)	(959,000)	(1,158,000)	(1,776,000)

Non-controlling Interest	(19,000)	(105,000)	(340,000)	(412,000)

Non-recurring Items	(119,000)	(2,441,000)	—	—

Net Income (Loss) for the Period	(300,000)	(3,295,000)	(818,000)	(1,364,000)

Retained Earnings (Deficit), Beginning of Period	(43,018,000)	(40,023,000)	(34,289,000)	(33,743,000)

Retained Earnings (Deficit), End of Period	(43,318,000)	(43,318,000)	(35,107,000)	(35,107,000)

Earnings Per Share:
Excluding Non-recurring Items:
Basic	0.00	(0.02)	(0.02)	(0.04)

Diluted	0.00	(0.02)	(0.02)	(0.04)

Including Non-recurring Items:
Basic	(0.01)	(0.08)	(0.02)	(0.04)

Diluted	(0.01)	(0.08)	(0.02)	(0.04)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the three months ended March 31	2005	2005	2004	2004

	(Current Quarter) $	(Year-to-Date) $	(Current Quarter) $	(Year-to-Date) $

Operating Activities
Net Income (Loss) for the Period	(181,000)	(854,000)	(818,000)	(1,364,000)
Items not Involving Cash
Loss on Non-Recurring Items	(119,000)	(2,441,000)	—	—
Provision for Income Taxes - Future	—	—	(122,000)	(141,000)
Amortization	63,000	136,000	220,000	330,000

	(237,000)	(3,159,000)	(720,000)	(1,175,000)
Changes in Non-cash Operating Accounts
Accounts Receivable	(157,000)	1,375,000	93,000	327,000
Inventories	—	1,648,000	521,000	370,000
Prepaid Expenses	28,000	101,000	35,000	(35,000)
Accounts Payable	100,000	(2,817,000)	(55,000)	194,000
Deferred Revenue	188,000	90,000	—	—
Non-controlling Interest	—	—	(340,000)	(426,000)

	(78,000)	(2,762,000)	(466,000)	(745,000)

Investment Activities
Sale (Purchase) of Capital Assets	(3,000)	1,007,000	(179,000)	(326,000)
Long-term Investments	—	—	(13,000)	(8,000)
Goodwill and Other Assets	—	182,000	(156,000)	(123,000)

	(3,000)	1,189,000	(348,000)	(457,000)

Financing Activities
Operating Line of Credit	—	(1,847,000)	(319,000)	(288,000)
Long-term Debt	(60,000)	(625,000)	(180,000)	60,000
Non-controlling Interest	11,000	4,072,000	310,000	1,025,000
Common Shares Issued	—	—	542,000	626,000

	(49,000)	1,600,000	353,000	1,423,000

Net Cash Flows for the Period	(130,000)	27,000	(461,000)	221,000

Cash and Cash Equivalents, Beginning of Period	402,000	245,000	1,709,000	1,027,000

Cash and Cash Equivalents, End of Period	272,000	272,000	1,248,000	1,248,000

Cash and Cash Equivalents Represented By:
Cash and Marketable Securities	272,000	272,000	1,248,000	1,248,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2005

1. Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company’s annual financial statements for the year ended September 30, 2004. These interim financial statements may not contain all of the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2004.

2. Capital Assets:

$
Balance per September 30, 2004 financial statements	2,498,000

Additions (Deletions), Discontinued Operations	(934,000)

Amortization provided for six months	(136,000)

Balance per March 31, 2005 financial statements	1,428,000

3. Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its “Newlook” segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc. (“ADH”), the operating company of the segment, were sold for cash.

The Company reached an agreement, effective July 31, 2004, to sell its interest in Eiger Net Inc. to the non-controlling shareholders for a nominal amount. The purchasers assumed all of the outstanding liabilities of Eiger Net Inc. as at July 31, 2004.

On December 15, 2004, K-Tronik International Corp.entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. It is expected that K-Tronik International Corp. will no longer be engaged in the business of manufacturing, distributing or selling electronic ballasts.

Operating results for K-Tronik for the year-to-date period are reported, in summary, as “Discontinued Operations” on the Statement of Operations and Retained Earnings.

4. Reorganization:

Effective March 18, 2004, the Company transferred its 100% interest in the shares of Onlinetel Corp. (“Onlinetel”) to Newlook Industries Corp. (“Newlook”) in exchange for 12,727,273 common shares of Newlook. At the same time, an additional 7,272,727 common shares of Newlook were issued to the Company in settlement of $1,200,000 of debt owing to the Company by Onlinetel. As a result of these transactions, and a private placement of 1,000,000 common shares by Newlook, the Company now owns approximately 90% of the common shares of Newlook.